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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated March 19, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BUFFALO GOLD STARTS DRILL PROGRAM TO EXPAND FURTEI RESOURCES

Vancouver, B.C. - March 19TH, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce the commencement of a 3250 metre drill program at the Furtei project, Sardinia.  A drill contract has been awarded to the Italian company SO.RI.GE. S.rl. for up to 1750 metres of diamond core drilling in four holes.  In addition the program will include up to 1500 metres of reverse circulation (RC) drilling to be completed by Furtei employees using the Company’s RC drill rig.

The current known deposits at Furtei occur at structural intersections and lithological contacts.   The RC program will therefore target the delineation of new mineralization through a series of shallow (150 metre) holes into similar structural and lithological intersections in close proximity to the known underground deposits such as Su Coru.  Buffalo, with its consultants Wardrop Engineering, is completing an in-house feasibility study on the current underground targets with a goal of starting production in 2009.

The diamond drilling program will mainly test for mineralization in the black diatreme breccia unit.  This flat-lying unit is a volcanic breccia with angular clasts and a dark grey pyrite-rich matrix that sits below several of the current underground targets.  It has been followed on section for 180 metres and is open to the north and east.  Historical drill intersections within this unit have included:

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3 metres @ 12 g/t Au in hole MAD113

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3 metres @ 7.8 g/t Au in hole SMND1

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7 metres @ 4.9 g/t Au in hole CDRD153

Previous drilling into the black diatreme breccia has not been included in any historic resource calculations but Buffalo believes that with additional drill delineation it has the potential to add significant resources to the project.

Additional Updates

Mt. Kare Project

Buffalo recently completed a 21.7 line kilometre Induced Polarization (IP) survey over the southern extension of the Mt Kare gold deposit. The survey, carried out by Elliot Geophysics International, followed up on previous work which outlined a broad IP response over the known mineralized zones, open-ended to the south. Elliott employed a different dipole configuration and more powerful transmitter compared to the previous survey, providing good quality readings and increased depth penetration. Modelling of the new data by GeoDiscovery Group, Brisbane indicates that a + 400 metre wide, 300 metre deep, strong chargeability anomaly extends southward for at least 250 metres beyond the most southerly line of drilling on Mt Kare. The anomaly is interpreted as being in response to sulphide mineralization and defines a previously untested portion of the Mt Kare gold-bearing epithermal system.  This new anomaly is being reviewed to define drill targets and has the potential to add incremental ounces to the existing resource of 1.7 million ounces gold*.

Kinbauri Gold

Buffalo holds a 19.8% strategic interest in Kinbauri Gold Corp. (TSX-V: KNB) as part of the Company’s on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (See Buffalo news release July 4th, 2007.)  Kinbauri is aggressively exploring and developing at its El Valle project in northwestern Spain and recently released new drill results from its on-going 23,000 metre underground drilling program.  The news release from Tuesday March 18th said: “Highlights of the assay results include:

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27.9m grading 5.4g Au/t, 14.5g Ag/t and 0.78% Cu in DDH 08KV1058

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including 3.5m grading 18.3g Au/t, 46.0g Ag/t and 1.6% Cu

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10.1m grading 11.0g Au/t, 2.5g Ag/t and 0.54% Cu in DDH 08KV1058

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including 3.2m grading 29.3g Au/t, 4.0g Ag/t and 0.43% Cu

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1.5m grading 10.1g Au/t, 2.0g Ag/t and 0.22% Cu in DDH 08KV1054

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26.7m grading 3.0g Au/t, 6.1g Ag/t and 0.36% Cu in DDH 08KV1060

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including 4.1m grading 8.2g Au/t, 7.5g Ag/t and 0.27% Cu

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including 2.2m grading 5.6g Au/t, 13.9g Ag/t and1.26% Cu

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1.8m grading 8.0g Au/t, 25.0g Ag/t and 0.83% Cu in DDH 08KV1060

The underground infill program continues to generate excellent results, most notably high grade Au and Cu values where the Area 107 epithermal structure intersects Black Skarn mineralization…”   For full text of the news release please see the Kinbauri website, www.kinbauri-gold.com.

Based on the work completed to date Kinbauri has initiated engineering and mining studies leading to feasibility with a plan of being in production by 2010.

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*

Buffalo has a NI 43-101 compliant gold resource estimate for Mt. Kare of 18,830 kt at 2.31 g/t Au for a total of 1.4 million ounces in the indicated category and 5,753 kt at 1.56 g/t Au for a total of 288,000 oz in the inferred category at a 1.0 g/t gold cut-off, as reported on June 21st 2007, verified by Snowden Mining Industry Consultants

About Buffalo Gold

Buffalo’s vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine and has produced over 1000 ounces of gold since then.  Buffalo is exploring projects in Sardinia, PNG and Australia, and has made strategic investments into Kinbauri Gold with advanced projects in Northern Spain and AMI Resources with grassroots projects in Ghana.

In April Buffalo will be attending two events in Europe and invites investors to come and learn more about the Company:

European Gold Forum, April 8-11, Zurich, Switzerland. www.denvergold.org

Invest 2008 Exhibition, April 11-13, Stuttgart, Germany. Invest 2008 Stuttgart

To find out more about Buffalo Gold Ltd., please visit the company website at www.buffalogold.ca

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian McEwen”

________________________________

Brian McEwen,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

THIS NEWS RELEASE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES